Exhibit 1


                                                                  March 17, 1999


TO:      The Limited Partners of PaineWebber R&D Partners II, L.P.

         An entity by the name of PharmaInvest, L.L.C. (the "Offeror") has made an offer (the "Offer") to purchase up to 3,000 Limited Partner units ("Units"), or approximately 36.3% of the outstanding Units, in PaineWebber R&D Partners II, L.P. ("R&D II" or the "Partnership") at a purchase price per Unit of $6,000, net to the seller in cash. This price will be automatically reduced by the aggregate amount of any cash or asset distributions made or declared by the Partnership on or after March 3, 1999, and prior to either the date on which the Offeror pays the Purchase Price for the Units in the case of a distribution in cash or, in the case of a distribution of assets, the date the assets are to be assigned to the Offeror (since March 3, 1999, the Partnership has made a cash distribution of $175 per Unit). The Offer commenced without the endorsement or approval of the general partner of R&D II (the "General Partner"). The Offeror is not an affiliate of R&D II, its General Partner or PaineWebber Incorporated.

         THE GENERAL PARTNER BELIEVES THE OFFEROR'S OFFER OF $6,000 PER UNIT (AS ADJUSTED AS DESCRIBED ABOVE) TO BE FINANCIALLY INADEQUATE AND RECOMMENDS THAT LIMITED PARTNERS NOT TENDER THEIR UNITS IN THE OFFER.

         As described in the attached Schedule 14D-9 prepared by the General Partner, which we urge you to read in its entirety, as a Limited Partner, you should be aware of and consider the following:

         o The General Partner estimates a reasonable range of value of the assets underlying the Units to be $6,585 to $7,835, as described in the attached Schedule 14D-9. On March 15, 1999, the court approved the settlement of the Centocor litigation. The lump-sum payments and financial enhancements to R&D II's Class A and Class C Centocor Partners III contingent payment rights provided for in the settlement of the Centocor litigation represent a significant part of the value of R&D II's assets.

         o The estimated reasonable range of values of the Partnership's assets of $6,585 to $7,835 is higher than the reasonable range of value of the assets of $5,555 to $6,965 estimated by the General Partner in response to a tender offer in August 1997 by an affiliate of the Offeror primarily because the sales projections for ReoPro arrived at by Wall Street analysts
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                  and utilized by the General Partner in its analyses have
                  increased significantly as specified in the attached Schedule 14D-9.

         o The Offeror and its affiliates currently own 18.43% of the outstanding Units. As a result of the Offer, the Offeror and its affiliates could acquire more than 50% of the outstanding Units thereby allowing them, without the consent of the General Partner or any other Limited Partner, to cause the sale of all of the Partnership's assets, amend any provision of the Partnership's Agreement of Limited Partnership and remove the General Partner. While the Offeror states it "does not currently intend" to acquire control of the Partnership, it could change its intentions.

         o The General Partner believes that in order for the Offeror to realize any significant return on its investment, the Offeror is required to purchase Units at a substantial discount from fair market value (based on the above- stated range of values, the Offer represents between a 9% to 23% discount). The General Partner bases this belief on the passive nature of the assets held by the Partnership, which consist primarily of product royalty rights whose value cannot be affected by the holder of the royalty right.

         The Offeror states that its reason for making the Offer is it believes "that the Units represent an attractive investment at the price offered." Most of the principals of the Offeror, including Mr. Stephen Evans-Freke, are former employees of PaineWebber Development Corporation ("PWDC"), an affiliate of the Partnership, who were involved in identifying and selecting the Partnership's investments; accordingly, they are familiar with and understand the value of the Partnership's assets.

         You may be hearing directly from the Offeror regarding the Offer. You have a right not to be bothered or harassed by them, and the Offeror has agreed with the General Partner to respect your privacy. Please contact PWDC's Investor Services Group if you feel that the Offeror is not abiding by its commitment, or if you would prefer that they not solicit you directly.

         Each Unit represents an original investment of $10,000. To date, Limited Partners have received cash distributions of $3,507 and distributions of securities totaling $7,206 per Unit, as valued on the date of distribution (or $15,900, valued at their peak value), for a total of $10,713.

         The Units were intended to be a long-term investment. The Units are illiquid, so there is no efficient trading market for your Units. There is a limited secondary market for the Units, but the prices which may be realized by a seller in such market are generally significantly discounted from the values of the assets underlying such Units and have historically been significantly lower than the price the Offeror is offering. While the price being offered in the Offer is below the reasonable range of values estimated by the General Partner for the Partnership's assets, the Offer may be the best short-term
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opportunity for liquidity available for holders who wish to liquidate their
Units. Before making a decision with regard to the Offer, please review the matters disclosed in the attached Schedule 14D-9 filed by the Partnership with the Securities and Exchange Commission, and please consult with your tax advisor regarding the possible sale of your Units.

         If you have any further questions, please contact Robin Stanley of PaineWebber Development Corporation Investor Services at 1-800-433-8901.

                                           Sincerely,


                                           PaineWebber Development Corporation,
                                           on behalf of the General Partner

cc: Financial Advisors